Exhibit 99.3

Fourth Quarter and Full Year 2021 Earnings Presentation February 24, 2022

Disclaimer

This presentation contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our most recent form F-1 and 424(b) prospectus and form 20-F. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec-filings.

We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever.

This presentation also includes certain non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this presentation.

2

VINCI partners

3 Presenters Alessandro Horta Chief Executive Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations Sergio Passos Chief Operating Officer & Chief Financial Officer

Opening Remarks

5 Vinci Partners reports notable results in 2021, powered by growth across segments We continue to deliver strong results across the board backed by management and advisory fees FRE R$ 54 .0mm 4 Q ' 21 + 43 % YoY Which translates into substantial amounts of free cash flow After - tax DE R$68.5mm 4 Q ' 21 (1.22 EPS) +86% YoY Vinci Partners ended 2021 with R$57.2 bn in AUM¹, a 15% increase year - over - year. R$57.2bn AUM¹ See notes and definitions at end of document +R$7 .8 bn FY ' 21 Fundraising Vinci delivered strong fundraising in 2021 despite a more challenging macro scenario, gaining substantial market share . Quarterly Dividend US$0.20 per share + 15 % YoY 16% 4% Vinci Brazilian comparable market³ 2021 Fundraising (%) 25 37 50 57 2018 2019 2020 2021 FRE Margin 52.0% FY 2021 +155 bps YoY

6 We are well positioned for continuous and solid growth Overview of our 2021 achievements New ESG committee 14 funds recognized as the best in the industry Women on Board Seal Our first marketing campaign: “Reputation is the best Investment ” + R$10 bn in Private Markets funds Target fundraising in closed end funds Substantial upside coming from our relevant cash position Underpenetrated Alternatives Market in Brazil Opportunity for launch of new and synergistic strategies +43% YoY FRE R$222.5mm 2021 +47% YoY After - tax DE R$232.2mm 2021 +82% YoY Mgmt. & Adv. Fees R$427.8mm 2021 We had a remarkable first year since our IPO and have a promising year ahead of us VIR IV Carbon Neutral VFDL VIAS VIUR VIGT VILG VISC VSP New Private Markets’ funds Follow - on offerings

Financial Highlights

Fourth Quarter 2021 and Full Year Segment Earnings

(R$ thousands, unless mentioned)	4Q'20	4Q'21	Δ (%)	FY'20	FY'21	Δ (%)
Net revenue from management fees	76,025	91,594	20%	271,266	361,070	33%
Net revenue from advisory fees	6,061	20,148	232%	28,842	66,755	131%
Total Fee Related Revenues	**82,086**	**111,742**	**36%**	**300,108**	**427,825**	**43%**
Segment personnel expenses	(4,232)	(6,021)	42%	(14,527)	(22,246)	53%
Other G&A expenses	(5,545)	(4,717)	-15%	(14,230)	(17,512)	23%
Corporate center expenses	(17,372)	(23,642)	36%	(58,289)	(80,599)	38%
Bonus compensation related to management and advisory[1]	(17,294)	(23,367)	35%	(61,631)	(84,969)	38%
Total Fee Related Expenses	**(44,442)**	**(57,747)**	**30%**	**(148,678)**	**(205,327)**	**38%**
FEE RELATED EARNINGS (FRE)	37,644	53,995	43%	151,430	222,498	47%
FRE Margin (%)	*45.9%*	*48.3%*		*50.5%*	*52.0%*	
FRE per share[2] (R$/share)	*0.66*	*0.96*		*2.66*	*3.93*	
Net revenue from performance fees	22,526	3,448	-85%	39,784	37,633	-5%
Performance based compensation[3]	(7,536)	(1,094)	-85%	(13,197)	(14,001)	6%
PERFORMANCE RELATED EARNINGS (PRE)	14,990	2,354	-84%	26,587	23,632	-11%
PRE Margin (%)	*66.5%*	*68.3%*		*66.8%*	*62.8%*	
(-) Unrealized performance fees	(4,872)	10,166	N/A	(9,918)	7,715	N/A
(+) Unrealized performance compensation	2,134	(3,605)	N/A	3,967	(2,733)	N/A
(+) Realized GP investment income	36	11,973	33,158%	66	13,851	20,886%
SEGMENT DISTRIBUTABLE EARNINGS	49,932	74,883	50%	172,132	264,964	54%
Segment DE Margin (%)	*50.0%*	*54.5%*		*52.2%*	*54.4%*	
(+) Depreciation and amortization	1,093	1,127	3%	4,642	3,917	-16%
(+) Realized financial income	539	9,531	1,668%	2,557	28,729	1,024%
(-) Leasing expenses	(3,093)	(2,953)	-5%	(12,209)	(12,281)	1%
(-) Other items	(211)	140	N/A	330	(319)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(11,364)	(14,213)	25%	(40,191)	(52,775)	31%
DISTRIBUTABLE EARNINGS (DE)	36,896	68,515	86%	127,261	232,234	82%
DE Margin (%)	*36.8%*	*46.7%*		*38.3%*	*45.0%*	
DE per share (R$/share)[4]	*0.65*	*1.22*		*2.24*	*4.11*	

For comparison purposes only, FRE and DE per share indicated for 4Q'20 and FY'20 are calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

8

VINCI partners

9 ▪ Total assets under management (“AUM”) of R$57.2 billion, up 15% year - over - year. ▪ Fee - Earning AUM (“FEAUM”) of R$55.0 billion, up 15% year - over - year. ▪ Performance fee - eligible AUM (“PEAUM”) of R$35.2 billion at the end of the quarter. ▪ Net inflows of negative R$393.1 million in the quarter and positive R$5.3 billion over the FY’21. ▪ New capital subscriptions of R$131.2 million in the quarter and R$2 .5 billion over the FY’21. ▪ Capital Return of R$225.1 million in the quarter and R$338.3 million over the FY’21. ▪ Net cash and investments of R$1.5 billion (R$26.43/share) at the end of the quarter. Fourth Quarter and Full Year 2021 Highlights ▪ Fee - related revenues (management and advisory fees) of R$111.7 million in the quarter, up 36% year - over - year. x Fee - related revenues of R$427.8 million in the FY’21 , up 43 % year - over - year. ▪ Fee - Related Earnings (“FRE”) of R$54.0 million (R$ 0.96 /share) in the quarter, up 43 % year - over - year. x FRE was R$222.5 million in the FY’21, up 47 % year - over - year. ▪ Distributable Earnings (“DE”) of R$ 68 .5 million (R$1.22/share) in the quarter, up 86% year - over - year. x DE was R$ 232 .2 million (R$4.11/share) in the FY’21, up 82 % year - over - year. Financial Measures Capital Metrics Capital Returned to Shareholders ▪ Quarterly dividend of US$0.20 per common share payable on Ma rch 24, 2022. ▪ Total capital used for share repurchases of R$26.8 million in the 4Q’21.

Vinci raised R$7.8 billion in 2021, a resilient and robust growth in AUM despite a volatile and challenging macro scenario

AUM Rollforward – Quarter-to-date (R$bn)



58.0
0.1
(0.2)
(0.4)
(0.2)
57.2
3Q'21
Capital Subscriptions
Capital Return
Net Inflows
Appreciation/ Depreciation
4Q'21

AUM Rollforward – Full Year 2021 (R$bn)



49.8
2.5
(0.3)
5.3
(0.1)
57.2
4Q'20
Capital Subscriptions
Capital Return
Net Inflows
Appreciation/ Depreciation
4Q'21

Net Capital Subscriptions

- During the fourth quarter of 2021, we had R$225 million in capital return, coming primarily from realizations in FIP Infra Transmissão, with the sale of LEST.
- **Private Markets strategies raised R$2.5 billion in additional long-term capital for the platform in 2021.**
  - Real Estate raised approximately R$1.1 billion coming from follow-on offerings in REITs and the IPO of VIUR.
  - Infrastructure raised R$851 million coming from listed vehicle VIGT and the launch of its new strategy, VIAS.

Net Inflows

- Outflows of R$393 million in the quarter, representing less than 1% decrease in AUM, confirming the platform's resilience when compared to the significant outflows seen in the Brazilian liquid strategies market.
- **Net Inflows accounted for R$5.3 billion in 2021,** with highlights to IP&S and Hedge funds strategies.
  - R$6.1 billion raised in IP&S, coming primarily from new exclusive mandates.
  - R$589 million raised in Hedge Funds.

AUM Appreciation/ Depreciation

- AUM appreciation was flat for the year, impacted by local markets' significant depreciation in the second half of 2021 (IBOV -17% 2H21).

10

VINCI partners

11 / We are starting in 2022 a strong cycle for fundraising in Private Markets Vinci Capital Partners IV (VCP IV) Vinci Impact Climate Change (VICC) Vinci Debêntures Infra - Credit We have a target fundraising of R$10 billion for our Private Markets’ closed - end funds… ▪ VCP IV is the fourth vintage of Vinci's growth/buyout flagship Private Equity strategy . ▪ We have a new strategy in Credit, VCS, focused on investing in real estate MBS which we plan to list this year. … and our highly diversified platform continues to provide growth opportunities Listed Products Private Markets’ allocation Pension Plans & Exclusive Mandates ▪ Our listed REITs are fully deployed and eligible to come back with follow - on offerings throughout the year . ▪ We are launching a new product within IP&S, Vinci Strategic Partners (“VSP”), a Private Markets FoF . ▪ Our exclusive mandates vertical is well positioned to repeat its success in 2022 . See notes and definitions at end of document ▪ Expected first closing : 1 st half of 2022 . ▪ VCP III ( 2018 vintage) : 56 . 8 % Gross IRR ; 1 . 7 Gross MOIC . ¹ ▪ Expected first closing: 2 nd half of 2022. ▪ This is our first effort in the allocation services for alternative investments, an underpenetrated sector in Brazil. ▪ We continue to observe great market opportunity within the pension plans strategy. ▪ Vinci is leveraging on its strong track record in the Power Sector to launch a Climate related strategy anchored in renewable energy . ▪ We are developing a new listed REIT focused on the agribusiness sector. ▪ Expected first closing: 2 nd half of 2022. ▪ Anchor institutional investor to seed the fund in its first close . ▪ New strategy within Credit segment that aims to invest in incentivized infrastructure debentures .

12 AUM is growing across the platform… ▪ Total assets under management (AUM) of R$57.2 billion, up 15% year - over - year, driven by strong fundraising across Private Market strategies and exclusive mandates in IP&S. Liquid Strategies’ AUM was impacted by market depreciation, following losses in the local stock market duri ng the second half of the year. ▪ Total Fee - Earning AUM (FEAUM) of R$55.0 billion, up 15% year - over - year. ▪ Long - term AUM¹ of R$26.7 billion, up 7% year - over - year, representing approximately 47% of total AUM. Perpetual AUM currently acc ounts for 25% of Long - term AUM¹. AUM 4Q ' 20 vs 4Q ' 21 (R$bn) Fee - Earning AUM 4Q ' 20 vs 4Q ' 21 (R$bn) Long - Term AUM¹ 4Q ' 20 vs 4Q ' 21 (R$bn) 19 22 14 12 16 24 50 57 4Q'20 4Q'21 Private Markets Liquid Strategies IP&S + 15% 17 20 14 11 16 24 48 55 4Q'20 4Q'21 Private Markets Liquid Strategies IP&S + 15% 19 18 2 2 5 7 25 27 4Q'20 4Q'21 Perpetual or quasi-perpetual 10+ Years 5-10 Years + 7% See notes and definitions at end of document

13 24% 10% 4% 6% 22% 15% 6% 13% Private Equity Real Estate Credit Infrastructure IP&S Public Equities Hedge Funds Advisory 36% 23% 22% 10% 9% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles 20% 10% 5% 4% 41% 15% 5% Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric … and is highly diversified across different strategies and clients 44 % of net revenues come from private market strategies ² 47 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 4Q ' 21 Net Revenues FY’21 See notes and definitions at end of document AUM 4Q ' 21

Accrued Performance Fees – Private Market Funds

Vinci holds a strong position for future realization of performance fees in private market funds

- Performance fee receivable increased to R$101.9 million in the 4Q'21, a 37% increase quarter-over-quarter, driven mostly by appreciation in the VCP III strategy.
- Realized performance fees of R$10.9 million in the quarter, coming from the fund FIP Infra Transmissão, with the sale of Lest, a power transmission concessionaire.
- At the end of the fourth quarter, the VCP strategy in Private Equity accounted for R$82.5 million in accrued performance fees, or 81% of total performance fees.
- Vinci Partners had R$8 billion as of 4Q'21 in performance eligible AUM coming from Private Markets' funds still within investment period.

Accrued Performance Fees (R$ mm)



74.4
38.4
(10.9)
101.9
3Q'21
Unrealized Performance Fees
Realized Distributions
4Q'21

Accrued Performance Fees by Strategy (%)



18%
R$101.9 mm
82%
Private Equity
Infrastructure

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$19.4 million as of the end of the fourth quarter of 2021 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$82.5 million as of the end of the fourth quarter of 2021 have not been booked as unrealized performance fees in the company's balance sheet.

14

Significant exposure to performance fee-eligible AUM

- Total Performance fee eligible AUM (PEAUM) of R$35.2 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$8 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$35 bn
27%
24%
19%
9%
8%
8%
5%
Private Equity
IP&S
Public Equities
Real Estate
Hedge Funds
Credit
Infrastructure

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
Offshore Vehicles	3,258	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	2,024	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	224	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	70	Preferred Return w/ Catch- Up[2]		Within investment period
Others	3,818			Not expected to pay performance
Total Private Equity	9,394			
Vinci Valorem	2,726	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	2,067	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,859			Currently generating performance
Commingled Funds	707	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
Others	1,208			Currently generating performance
Total IP&S	8,567			
SWF	4,501	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,272	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	513	Hurdle[3]	IBOV[7]	Currently generating performance
Others	448			Currently generating performance
Total Public Equities	6,734			
Listed REITs	2,512	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
Listed REITs	214	Hurdle[3]	IFIX[9]	Currently generating performance
VFDL	437	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Others	11	Hurdle[3]	IFIX[9]	Currently generating performance
Total Real Estate	3,174			
Vinci Multiestratégia	703	Hurdle[3]	CDI[10]	Currently generating performance
Atlas Strategy	558	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	343	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	1,142			Currently generating performance
Total Hedge Funds	2,745			
VCI II	705	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	606	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	302	Preferred Return[4]	IPCA[5] + 5%	Within investment period
VCS	62	Hurdle[3]	IPCA[5] + 5%	Within investment period
Energia FIM	257	Hurdle[3]	CDI[10]	Currently generating performance
VCI I	299			Not expected to pay performance
Others	653			Currently generating performance
Total Credit	2,883			
VIAS	375	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	72	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	1,237			Not expected to pay performance
Total Infrastructure	1,685			
PEAUM TOTAL	35,182			

15

VINCI partners

Fee related revenues are expanding alongside AUM growth

Management fees remain the main contributor to revenues, accounting for 78% of total revenues in the FY'21.

- Fee related revenues, composed of management and advisory fees, totaled R$111.7 million in the quarter, up 36% year-over-year, and R$427.8 million in the FY'21, up 43% when compared to the FY'20.
- Management fee revenues reached R$91.6 million in the quarter, up 20% year-over-year, following strong fundraising and growth in fee-paying AUM across Private Markets and IP&S funds.
- Advisory fees accounted for R$20.1 million in the quarter. In the FY'21, Advisory fees totaled R$66.8 million, up 131% year-over-year, driven by strong deal activity in 2021.

Management and Advisory fees 4Q'21 vs. 4Q'20 (R$mm)



+ 36%
82
6
76
112
20
92
4Q'20
4Q'21
Management fees
Advisory fees

Management and Advisory fees FY'21 vs. FY'20 (R$mm)



+ 43%
300
29
271
428
67
361
FY'20
FY'21
Management fees
Advisory fees

16

VINCI partners

Operating Expenses

- Total operating expenses of R$58.8 million in the quarter, up 13% year-over-year.
- This increase was in part driven by new recurring costs related to becoming a public company[1] in January 2021, which accounted for R$2.9 million of expenses in the quarter. On a comparable basis, excluding costs related to being a public company, expenses were up 8% year-over-year.
- Additionally, 4Q'21 expenses were impacted by R$4.9 million related to the final phase of the company's new branding project[2] which took place throughout 2021.

Total Expenses 4Q'21 vs. 4Q'20 (R$mm)



+13% YoY
+8% ex-Public company costs
52
6
4
17
25
59
3
5
5
22
24
4Q'20
4Q'21
Bonus compensation
Corporate center
Segment Personnel expenses
Other G&A
Public company new recurring costs

4Q'21 Public company new recurring costs[1] (R$mm)



5%
36%
R$2.9 mm
59%
Change in compensation structure
Board and Support teams hirings
Third-party services

See notes and definitions at end of document

17

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE) of R$54.0 million (R$0.96/share) in the quarter, up 43% year-over-year, driven by the robust growth in management fees across all segments and higher advisory fees in the quarter. FRE was R$222.5 million (R$3.93/share) in the FY'21, up 47% when compared to the FY'20.
- Comparable FRE[1] margin, disregarding new public company costs[2] and a one-off branding project[3], would be 55% at the end of the quarter, compared to 46% in the 4Q'20, representing a notable increase of 9.4 percentage points year-over-year.
- FRE Margin was 52% for the FY'21, an increase of 1.5 percentage points year-over-year. Comparable FRE[1] margin would be 57% for the FY'21, a notable increase of 6.6 percentage points year-over-year.

Fee Related Earnings (FRE) 4Q'21 vs. 4Q'20 (R$mm)



% FRE margin
46%
55%
48%
38
30
(6)
1
62
(5)
(3)
54
FRE 4Q'20
Mgmt & Adv. Fees
Comp. expenses
Non-comp. expenses
Comparable FRE³
Branding Project
Public company new recurring costs¹
FRE 4Q'21

FRE FY'21 vs. FY'20 (R$mm)



50%
52%
+47%
151
222
FY'20
FY'21

	FRE 4Q'20	Comparable FRE	FRE 4Q'21	FY'20	FY'21
FRE per share[4]	R$0.66	R$1.10	R$0.96	R$2.66	R$3.93

For comparison purposes only, FRE per share indicated for 4Q'20 and FY'20 are calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

18

VINCI partners

19 21 29 6 (5) FY'20 FY'21 Realized Unrealized Performance Related Earnings (PRE) ▪ Performance related earnings (PRE) of R$2.4 million (R$0.04/share) in the quarter, down 84% year - over - year, due to local market’ s volatility in the second half of the year. ▪ Realized performance fees of R$13.6 million in the quarter, coming primarily from realizations in FIP Infra Transmissão, whic h h ad already been booked as unrealized performance in our balance sheet, resulting in a neutral impact on PRE. ▪ PRE was R$23.6 million (R$0.42/share) in the FY’21, down 11% when compared to the FY’20. Performance Related Earnings (PRE) 4Q ' 21 vs. 4Q ' 20 (R$mm) Performance Related Earnings (PRE) FY’21 vs. FY’20 (R$mm) - 84% % PRE margin 6 8% 6 7% - 11% 63% 67 % PRE per share¹ R$0.26 R$0.04 R$0.47 R$0.42 12 9 3 (7) 4Q'20 4Q'21 Realized Unrealized 15 2 27 24

Realized GP Investment and Financial income

- Realized GP Investment[1] and Financial income[2] of R$21.5 million in the 4Q'21, up 3,640% year-over-year, driven by realized gains in our liquid funds' portfolio and GP investments in proprietary private market funds.
- Realized GP Investment income of R$12 million in the quarter, coming primarily from realizations in FIP Infra Transmissão, in which the company has a GP Investment through quotas of the fund and a co-investment position.
- Realized GP Investment[1] and Financial income[2] accounted for R$42.6 million in the FY'21, up 1,523% when compared to the FY'20.

Realized GP Investment[1] and Financial income[2] 4Q'21 vs 4Q'20 (R$mm)



22
12
10
1
4Q'20
4Q'21
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] FY'21 vs FY'20 (R$mm)



43
14
29
3
3
FY'20
FY'21
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

20

VINCI partners

Distributable Earnings (DE)

- Distributable Earnings (DE) of R$68.5 million (R$1.22/share) in the quarter, up 86% year-over-year, driven by the notable growth in management and advisory fees, additional to the impact in performance fees and GP Investment income from the realizations in FIP Infra Transmissão.
- DE margin for the quarter was 47%, up 9.9 percentage points when compared to the 4Q'20. DE margins are expanding due to the platform´s operating leverage, resulting in higher profitability.
- DE was R$232.2 million (R$4.11/share) in the FY'21, up 82% when compared to the FY'20.

Distributable Earnings (DE) 4Q'21 vs. 4Q'20 (R$mm)



% DE margin
37%
47%
+ 86%
69
37
4Q'20
4Q'21

Distributable Earnings (DE) FY'21 vs. FY'20 (R$mm)



38%
45%
+ 82%
232
127
FY'20
FY'21

	4Q'20	4Q'21	FY'20	FY'21
DE per share[1]	R$0.65	R$1.22	R$2.24	R$4.11

For comparison purposes only, DE per share indicated for 4Q'20 and FY'21 are calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

21

22 Balance Sheet Highlights ▪ As of December 31, 2021, Vinci Partners had R$1.5 billion (R$26.43/share) in total cash and net investments, that comprise ca sh, cash equivalents and net investments (liquid funds and GP fund investments at fair value). ▪ Vinci Partners repurchased 407,841 shares in the quarter with an average share price of US$11.4. As of December 31,2021, the com pany had R$32.4 million remaining in its authorized share repurchase plan. (in R$ millions, unless mentioned) 3Q'21 4Q'21 Cash and cash equivalents¹ 105.5 102.6 Net Investments 1,361.7 1,381.5 Liquid funds² 1,203.3 1,224.8 GP Fund Investments³ 158.4 156.7 Cash and Net Investments 1,467.2 1,484.1 Cash and Net Investments per share 4 (R$/share) 25.94 26.43 Share Repurchase Activity (in R$ million, unless mentioned) 3Q'21 4Q'21 Total Shares Repurchased (number of shares) 173,515 407,841 Total Capital Used for Share Repurchases 12.7 26.8 Remaining Share Repurchase Plan Authorization 59.2 32.4 Average Price Paid Per Share (US$) 13.8 11.4 25.94 26.43 3Q'21 4Q'21 Cash and Net Investments per share 4 (R$/share)

Segment Highlights

24 48% 18% 20% 14% Private Markets Liquid Strategies IP&S Financial Advisory 48% 19% 17% 16% Financials by segment ▪ Fee Related Earnings (FRE) were R$222.5 million in the FY’21, with 48% of FRE coming from Private Markets, followed by Liquid St rategies accounting for 19%, IP&S for 17% and Financial Advisory for 16%. ▪ Segment Distributable Earnings were R$265.0 million in the FY’21, with 48% coming from Private Markets’ strategies, followed by IP&S accounting for 20%, Liquid Strategies for 18% and Financial Advisory for 14%. Segment Distributable Earnings FY’21 by Segment Fee Related Earnings (FRE) FY’21 by Segment R$222.5 mm R$265.0 mm

Private Markets

- Fee related earnings (FRE) of R$26.9 million in the quarter, up 22% year-over-year. FRE was R$106.0 million in the FY'21, an increase of 24% when compared to the FY'20, driven by the strong fundraising in 2021, with the final closing of VIR IV, follow-on offerings in REITs and VIGT and the launch of new strategies in Real Estate and Infrastructure.
- Segment Distributable Earnings of R$46.8 million in the quarter, up 107% year-over-year, driven primarily by the realization of performance fees and realized GP Investment income coming from the capital return of FIP Infra Transmissão. Segment DE was R$128.2 million in the FY'21, an increase of 47% when compared to the FY'20.
- Total AUM of R$21.9 billion at the end of the quarter, an increase of 15% year-over-year.

(R$ thousands, unless mentioned)	4Q'20	4Q'21	Δ (%)	FY'20	FY'21	Δ (%)
Net revenue from management fees	46,140	49,439	7%	163,692	194,484	19%
Net revenue from advisory fees	93	1,684	1,717%	1,001	5,653	464%
Total Fee Related Revenues	**46,233**	**51,123**	**11%**	**164,693**	**200,137**	**22%**
Segment personnel expenses	(2,032)	(2,672)	32%	(7,436)	(10,571)	42%
Other G&A expenses	(3,549)	(2,470)	-30%	(8,372)	(11,373)	36%
Corporate center expenses	(10,020)	(10,639)	6%	(33,519)	(38,456)	15%
Bonus compensation related to management and advisory	(8,645)	(8,410)	-3%	(30,122)	(33,762)	12%
Total Fee Related Expenses	**(24,246)**	**(24,191)**	**0%**	**(79,449)**	**(94,162)**	**19%**
FEE RELATED EARNINGS (FRE)	21,987	26,932	22%	85,245	105,975	24%
FRE Margin (%)	*47.6%*	*52.7%*		*51.8%*	*53.0%*	
Net revenue from performance fees	5,694	1,768	-69%	14,801	4,984	-66%
Realized performance fees	822	11,934	*1,351%*	2,930	12,699	*333%*
Unrealized performance fees	4,872	(10,166)	*N/A*	11,871	(7,715)	*N/A*
Performance based compensation	(2,386)	(476)	-80%	(5,561)	(1,547)	-72%
PERFORMANCE RELATED EARNINGS (PRE)	3,309	1,292	-61%	9,240	3,437	-63%
PRE Margin (%)	*58.1%*	*73.1%*		*62.4%*	*69.0%*	
(-) Unrealized performance fees	(4,872)	10,166	N/A	(11,871)	7,715	N/A
(+) Unrealized performance compensation	2,134	(3,602)	N/A	4,676	(2,733)	N/A
(+) Realized GP investment income	36	11,973	33,158%	66	13,851	20,886%
SEGMENT DISTRIBUTABLE EARNINGS	22,593	46,761	107%	87,356	128,245	47%
Segment DE Margin (%)	*48.0%*	*62.3%*		*52.1%*	*56.6%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**19,115**	**21,991**	**15%**	**19,115**	**21,991**	**15%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**17,204**	**20,007**	**16%**	**17,204**	**20,007**	**16%**
AVERAGE MANAGEMENT FEE RATE (%)	***1.03%***	***0.97%***		***0.97%***	***0.97%***	
FULL TIME EMPLOYEES	**47**	**49**	**4%**	**47**	**49**	**4%**



Private Markets' AUM
Infrastructure
11%
Credit
13%
R$22 bn
AUM
Private
Equity
51%
Real Estate
25%

25

Liquid Strategies

- Fee related earnings (FRE) of R$7.4 million in the quarter, up 6% year-over-year. FRE was R$42.7 million in the FY'21, an increase of 39% compared to the FY'20, driven by the end of the revenue sharing agreement with GAS Investimentos in 2021, which impacted positively our average management fee rate.
- Performance related earnings (PRE) of R$40 thousand in the quarter, down 99% year-over-year, due to local markets' depreciation and volatility in the quarter. PRE was R$4.9 million in the FY'21, a decrease of 38% when compared to the FY'20.
- Segment Distributable Earnings of R$7.4 million in the quarter, down 34% year-over-year, driven by a tougher quarter for performance fees.
- Total AUM of R$11.6 billion in the quarter, a decrease of 19% year-over-year, driven mostly by local markets' depreciation in the second half of 2021.

(R$ thousands, unless mentioned)	4Q'20	4Q'21	Δ (%)	FY'20	FY'21	Δ (%)
Net revenue from management fees	15,372	20,510	33%	61,444	86,786	41%
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	**15,372**	**20,510**	**33%**	**61,444**	**86,786**	**41%**
Segment personnel expenses	(1,029)	(1,457)	42%	(2,960)	(5,568)	88%
Other G&A expenses	(1,072)	(903)	-16%	(3,683)	(2,806)	-24%
Corporate center expenses	(3,332)	(5,911)	77%	(12,502)	(17,684)	41%
Bonus compensation related to management and advisory	(2,999)	(4,854)	62%	(11,690)	(18,030)	54%
Total Fee Related Expenses	**(8,432)**	**(13,125)**	**56%**	**(30,835)**	**(44,089)**	**43%**
FEE RELATED EARNINGS (FRE)	6,940	7,385	6%	30,609	42,697	39%
FRE Margin (%)	*45.1%*	*36.0%*		*49.8%*	*49.2%*	
Net revenue from performance fees	6,127	265	-96%	11,313	10,414	-8%
Realized performance fees	6,127	265	-96%	13,209	10,414	-21%
Unrealized performance fees	-	-	N/A	(1,896)	-	N/A
Performance based compensation	(1,875)	(225)	-88%	(3,350)	(5,512)	65%
PERFORMANCE RELATED EARNINGS (PRE)	4,252	40	-99%	7,964	4,902	-38%
PRE Margin (%)	*69.4%*	*15.1%*		*70.4%*	*47.1%*	
(-) Unrealized performance fees	-	-	N/A	1,896	-	N/A
(+) Unrealized performance compensation	-	-	N/A	(689)	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,193	7,425	-34%	39,783	47,599	20%
Segment DE Margin (%)	*52.1%*	*35.7%*		*53.3%*	*49.0%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**14,299**	**11,573**	**-19%**	**14,299**	**11,573**	**-19%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**14,158**	**11,440**	**-19%**	**14,158**	**11,440**	**-19%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.39%**	**0.75%**		**0.51%**	**0.73%**	
FULL TIME EMPLOYEES	**19**	**24**	**26%**	**19**	**24**	**26%**

Liquid Strategies' AUM



Hedge Funds
27%
R$12 bn
AUM
Public
Equities
73%

26

VINCI partners

Investment Products & Solutions

- Fee related earnings (FRE) of R$8.4 million in the quarter, up 33% year-over-year. FRE was R$37.6 million in the FY'21, an increase of 85% when compared to the FY'20, driven by the growth in management fees following notable fundraising over the last twelve months.
- Performance related earnings (PRE) of R$1.0 million, down 86% year-over-year, due to the recent volatility in local markets. PRE in the FY'21 was R$15.3 million, an increase of 63% when compared to the FY'20, driven primarily by strong performance coming from international separate mandates.
- Segment Distributable Earnings of R$9.5 million in the quarter, down 31% year-over-year, due to a tougher quarter for performance fees. Segment DE was R$52.9 million in the FY'21, an increase of 78% when compared to the FY'20.
- Total AUM of R$23.7 billion, up 44% year-over-year, driven by outstanding fundraising for new separate mandates in 2021.

(R$ thousands, unless mentioned)	4Q'20	4Q'21	Δ (%)	FY'20	FY'21	Δ (%)
Net revenue from management fees	14,513	21,645	49%	46,140	79,799	73%
Net revenue from advisory fees	28	7	-75%	124	54	-56%
Total Fee Related Revenues	**14,541**	**21,652**	**49%**	**46,264**	**79,853**	**73%**
Segment personnel expenses	(883)	(1,408)	60%	(3,206)	(4,419)	38%
Other G&A expenses	(331)	(791)	139%	(1,409)	(2,091)	48%
Corporate center expenses	(3,151)	(3,783)	20%	(9,357)	(15,558)	66%
Bonus compensation related to management and advisory	(3,843)	(7,239)	88%	(11,947)	(20,211)	69%
Total Fee Related Expenses	**(8,207)**	**(13,221)**	**61%**	**(25,919)**	**(42,279)**	**63%**
FEE RELATED EARNINGS (FRE)	6,333	8,431	33%	20,345	37,574	85%
FRE Margin (%)	*43.6%*	*38.9%*		*44.0%*	*47.1%*	
Net revenue from performance fees	10,705	1,415	-87%	13,663	22,237	63%
Realized performance fees	10,705	1,415	-87%	13,720	22,237	62%
Unrealized performance fees	-	-	N/A	(57)	-	N/A
Performance based compensation	(3,276)	(393)	-88%	(4,287)	(6,942)	62%
PERFORMANCE RELATED EARNINGS (PRE)	7,429	1,022	-86%	9,376	15,295	63%
PRE Margin (%)	*69.4%*	*72.2%*		*68.6%*	*68.8%*	
(-) Unrealized performance fees	-	-	N/A	57	-	N/A
(+) Unrealized performance compensation	-	(3)	N/A	(21)	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	13,763	9,451	-31%	29,760	52,868	78%
Segment DE Margin (%)	*54.5%*	*41.0%*		*49.6%*	*51.8%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**16,430**	**23,664**	**44%**	**16,430**	**23,664**	**44%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**16,267**	**23,528**	**45%**	**16,267**	**23,528**	**45%**
AVERAGE MANAGEMENT FEE RATE (%)	***0.39%***	***0.38%***		***0.38%***	***0.39%***	
FULL TIME EMPLOYEES	**12**	**18**	**50%**	**12**	**18**	**50%**



IP&S' AUM
Pension Plans
9%
Commingled
Funds
13%
International
14%
R$24 bn
AUM
Separate
Mandates
64%

27

28 Financial Advisory (R$ thousands, unless mentioned) 4Q'20 4Q'21 ∆ (%) FY'20 FY'21 ∆ (%) Net revenue from management fees - - N/A - - N/A Net revenue from advisory fees 5,940 18,457 211% 27,714 61,048 120% Total Fee Related Revenues 5,940 18,457 211% 27,714 61,048 120% Segment personnel expenses (288) (484) 68% (925) (1,688) 83% Other G&A expenses (592) (553) - 7% (767) (1,263) 65% Corporate center expenses (869) (3,310) 281% (2,915) (8,879) 205% Bonus compensation related to management and advisory (1,807) (2,863) 58% (7,871) (12,965) 65% Total Fee Related Expenses (3,557) (7,210) 103% (12,477) (24,796) 99% FEE RELATED EARNINGS (FRE) 2,383 11,247 372% 15,236 36,252 138% FRE Margin (%) 40.1% 60.9% 55.0% 59.4% SEGMENT DISTRIBUTABLE EARNINGS 2,383 11,247 372% 15,236 36,252 138% Segment DE Margin (%) 40.1% 60.9% 55.0% 59.4% ▪ Fee related earnings (FRE) of R$11.2 million in the quarter, up 372% year - over - year. FRE was R$36.3 million in the FY’21, an inc rease of 138% when compared to the FY’20, a consequence of the stronger deal activity in 2021. ▪ Segment Distributable Earnings in the FY’21 were R$36.3 million, an increase of 138% year - over - year when compared to the FY’20.

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended December 31, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	57,952
(+/-) Capital Subscription / (capital return)	82	-	-	(121)	(56)	-	-	(94)
(+) Capital Subscription	*82*	-	-	-	*41*	*8*	-	*131*
(-) Capital Return	-	-	-	*(121)*	*(97)*	*(8)*	-	*(225)*
(+/-) Net Inflow / (outflow)	-	(405)	(102)	-	-	50	63	(393)
(+/-) Appreciation / (depreciation)	178	(616)	71	76	44	80	(69)	(236)
Ending Balance	11,223	8,493	23,664	2,421	5,399	2,948	3,080	57,229

For the Twelve Months Ended December 31, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	10,749	11,779	16,430	1,533	4,470	2,363	2,519	49,843
(+/-) Capital Subscription / (capital return)	333	-	61	727	978	95	-	2,195
(+) Capital Subscription	*355*	-	*61*	*851*	*1,127*	*139*	-	*2,533*
(-) Capital Return	*(22)*	-	-	*(124)*	*(149)*	*(43)*	-	*(338)*
(+/-) Net Inflow / (outflow)	-	(1,889)	6,113	-	110	374	589	5,298
(+/-) Appreciation / (depreciation)	141	(1,398)	1,061	161	(160)	116	(28)	(107)
Ending Balance	11,223	8,493	23,664	2,421	5,399	2,948	3,080	57,229

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended December 31, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	55,686
(+/-) Capital Subscription / (capital return)	82	-	-	(70)	(56)	-	-	(43)
(+) Capital Subscription	*82*	-	-	-	*41*	*8*	-	*131*
(-) Capital Return	-	-	-	*(70)*	*(97)*	*(8)*	-	*(175)*
(+/-) Net Inflow / (outflow)	-	(404)	(95)	-	-	50	60	(390)
(+/-) Appreciation / (depreciation)	127	(611)	84	69	44	80	(70)	(278)
Ending Balance	9,299	8,427	23,528	2,362	5,399	2,948	3,013	54,975

For the Twelve Months Ended December 31, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	8,921	11,700	16,267	1,449	4,470	2,363	2,458	47,628
(+/-) Capital Subscription / (capital return)	333	-	61	778	881	95	-	2,148
(+) Capital Subscription	*355*	-	*61*	*851*	*1,127*	*139*	-	*2,533*
(-) Capital Return	*(22)*	-	-	*(74)*	*(246)*	*(43)*	-	*(385)*
(+/-) Net Inflow / (outflow)	-	(1,884)	6,135	-	110	374	586	5,320
(+/-) Appreciation / (depreciation)	44	(1,389)	1,067	135	(63)	116	(31)	(122)
Ending Balance	9,299	8,427	23,528	2,362	5,399	2,948	3,013	54,975

30

VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	4Q21	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	703.1	1.4%	2.7%	2.7%	6.3%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	557.8	0.0%	-4.0%	-4.0%	1.8%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	244.5	1.0%	17.0%	17.0%	47.0%	IPCA[5] + Yield IMA-B[7]	IPCA[5] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	1,272.1	-5.1%	-12.9%	-12.9%	-10.1%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	513.4	-2.9%	-11.5%	-11.5%	-8.1%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	2,525.8	0.4%	3.7%	3.7%	11.5%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,157.4	0.1%	3.4%	3.4%	8.4%	IPCA[6]	-
Vinci Selection Equities FIA	IP&S	542.9	-6.3%	-11.5%	-11.5%	-3.8%	IBOV[5]	IBOV[5]
Vinci Crédito Imobiliário I	Credit	298.8	1.2%	2.3%	2.3%	13.3%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	543.6	0.5%	3.2%	3.2%	7.4%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	79.0	2.6%	7.5%	7.5%	12.2%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	606.1	2.6%	3.2%	3.2%	14.8%	IPCA[6]	IPCA[6] + 6%
VISC11	Real Estate (listed REIT)	1,465.2	2.7%	-5.5%	-5.5%	-18.7%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,572.5	1.9%	-10.3%	-10.3%	-12.9%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	712.3	-2.9%	-0.4%	-0.4%	-4.1%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate (listed REIT)	213.3	4.1%	-12.6%	-12.6%	-	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	208.3	-5.0%	-18.2%	-	-	IFIX[8]	IPCA[6] + 6%
VIGT11	Infrastructure (listed)	676.6	3.6%	-12.1%	-12.1%	-18.0%	-	-

Benchmark	4Q21	YTD	12 M	24 M
IBOV[5]	-5.5%	-11.9%	-11.9%	-9.4%
CDI[4]	1.8%	4.4%	4.4%	7.3%
IMA-B 5[7]	2.0%	4.6%	4.6%	13.0%
IPCA[6] + Yield IMA-B[7]	4.2%	14.1%	14.1%	22.2%
IPCA[6]	2.7%	9.8%	9.8%	14.8%
IFIX[8]	3.3%	-2.3%	-2.3%	-12.3%

31

32 Investment records – Closed End Private Markets funds Fund Segment Vintage year Committed Capital (R$mm) Invested Capital (R$mm) Realized or Partially Realized (R$mm) Unrealized (R$mm) Total Value (R$mm) Gross MOIC (BRL) Gross MOIC (USD) Gross IRR (BRL) Gross IRR (USD) Fund 1 Private Equity 2004 1,415 1,206 5,058 276 5,334 4.4x 4.0x 71.5% 77.2% VCP II Private Equity 2011 2,200 1,805 1,900 2,649 4,549 2.5x 1.2x 14.2% 2.7% VCP III Private Equity 2018 4,000 1,301 22 2,219 2,241 1.7x 1.5x 56.8% 36.7% VCP Strategy² Private Equity 7,615 4,312 6,980 5,144 12,124 2.8x 2.3x 64.9% 70.3% NE Empreendedor Private Equity 2003 36 13 26 0 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 134 68 137 204 1.5x 1.2x 21.5% 9.3% VIR IV Private Equity 2020 1,000 61 1 65 66 1.1x 1.1x 15.3% 13.5% VIR Strategy Private Equity 1,276 208 95 201 297 1.4x 1.3x 21.7% 28.0% FIP Transmissão Infrastructure 2017 211 104 231 167 397 3.8x 2.8x 73.4% 53.9% VIAS Infrastructure - 384 - - - - - - - - VFDL Real Estate 2021 422 399 0 84 84 NM NM NM NM

33 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 Distributable Earnings (R$) 101,976 61,743 68,515 Distributable Earnings (US$)³ 19,397 11,377 13,637 DE per Common Share (US$)¹ 0.34 0.20 0.24 Actual Dividend per Common Share² 0.30 0.16 0.20 Record Date September 01,2021 December 01,2021 March 10, 2022 Payable Date September 16, 2021 December 16,2021 March 24, 2022 ▪ Vinci Partners generated R$1.22 or US$0.24¹ of Distributable Earnings per common share for the fourth quarter of 2021. ▪ The company declared a quarterly dividend of US$0.20² per common share to record holders as of March 10, 2022; payable on Mar ch 24 , 2022 .

34 Share Summary VINP Shares 4Q ' 20 (Pre IPO) 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float N/A 15,271,488 15,094,833 14,921,318 14,513,477 Common Shares 41,642,100 56,913,588 56,736,933 56,563,418 56,155,577 ▪ Common Shares Outstanding as of quarter end of 56,155,577 shares. x Repurchased 407,841 common shares in the quarter, with an average share price of US$11.7. x Available authorization remaining was R$32.4 million on December 31, 2021.

35 GP Commitment in Private Market funds (R$ millions, unless mentioned) Segment 4Q ' 21 Total Capital 4Q ' 21 Total Capital Capital Returned/ Accumulated Capital Fair value Fund Commitments Committed Dividends Payed Returned/ of investments Capital Called Called (4Q ' 21) Dividends Payed Nordeste III Private Equity 0.0 5.0 0.0 3.1 0.0 1.3 2.8 VCP III Private Equity 0.0 3.1 0.2 1.2 0.0 0.0 1.9 VIR IV Private Equity 0.0 11.1 0.8 2.1 0.0 0.0 2.0 FIP Infra Transmissão (co - investment) Infrastructure 0.0 29.5 0.0 8.9 10.4 19.7 13.4 FIP Infra Transmissão Infrastructure 0.0 10.5 0.0 3.4 3.0 6.2 3.9 VIAS Infrastructure 0.0 50.0 1.3 1.3 0.0 0.0 1.0 VFDL Real Estate 0.0 70.0 0.0 14.0 0.0 0.0 17.1 VIUR Real Estate 0.0 67.3 0.0 67.3 1.4 3.2 52.5 VCS Credit 8.0 58.0 8.0 58.0 0.0 0.0 61.9 VSP IP&S 0.0 5.0 0.0 0.0 0.0 0.0 0.0 Total 8.0 309.4 10.3 159.2 14.8 30.4 156.7 ▪ As of December 31, 2021, the company had R$309.4 million in capital commitments signed to proprietary Private Markets funds. ▪ Total GP Investments marked at fair value of R$156.7 million as of December 31,2021. ▪ Total capital returned in the quarter of R$14.8 million, coming primarily from realizations in FIP Infra Transmissão and its co - investment.

Reconciliations and Disclosures

Financials - Income Statement

(R$ thousands, unless mentioned)	4Q'20	4Q'21	Δ (%)	FY'20	FY'21	Δ (%)
REVENUES						
Net revenue from management fees	76,025	91,594	20%	271,266	361,070	33%
Net revenue from performance fees	22,526	3,448	-85%	39,784	37,633	-5%
Realized performance fees	*17,654*	*13,614*	*-23%*	*29,866*	*45,348*	*52%*
Unrealized performance fees	*4,872*	*(10,166)*	*N/A*	*9,918*	*(7,715)*	*N/A*
Net revenue from advisory	6,061	20,148	232%	28,842	66,755	131%
Total net revenues from services rendered	**104,612**	**115,190**	**10%**	**339,892**	**465,458**	**37%**
EXPENSES						
Bonus related to management and advisory[1]	(17,294)	(23,367)	35%	(61,631)	(84,969)	38%
Performance based compensation[2]	(7,536)	(1,094)	-85%	(13,197)	(14,001)	6%
Realized	*(5,402)*	*(4,699)*	*-13%*	*(9,230)*	*(16,733)*	*81%*
Unrealized	*(2,134)*	*3,605*	*N/A*	*(3,967)*	*2,733*	*N/A*
Total compensation and benefits	**(24,830)**	**(24,461)**	**-1%**	**(74,828)**	**(98,970)**	**32%**
Segment personnel expenses	(4,232)	(6,021)	42%	(14,527)	(22,246)	53%
Other general and administrative expenses	(5,545)	(4,717)	-15%	(14,230)	(17,512)	23%
Corporate center expenses	(17,372)	(23,642)	36%	(58,289)	(80,599)	38%
Total expenses	**(51,978)**	**(58,841)**	**13%**	**(161,875)**	**(219,328)**	**35%**
Operating profit	**52,634**	**56,349**	**7%**	**178,017**	**246,130**	**38%**
OTHER ITEMS						
GP Investment income	3,368	4,415	31%	6,254	80	-99%
Realized gain from GP investment income	*36*	*11,973*	*33,158%*	*66*	*13,851*	*20,886%*
Unrealized gain from GP investment income	*3,332*	*(7,558)*	*N/A*	*6,188*	*(13,771)*	*N/A*
Financial income	637	9,579	1,404%	2,578	27,902	982%
Realized gain from financial income	*539*	*9,531*	*1,668%*	*2,557*	*28,729*	*1,024%*
Unrealized gain from financial income	*98*	*48*	*-51%*	*21*	*(827)*	*N/A*
Leasing expenses	(3,093)	(2,953)	-5%	(12,209)	(12,281)	1%
Other items	(211)	140	N/A	330	(319)	N/A
Stock compensation plan	-	(1,014)	N/A	-	(3,670)	N/A
Total Other Items	**701**	**10,167**	**1,350%**	**(3,047)**	**11,712**	**N/A**
Profit before income taxes[3]	**53,335**	**66,516**	**25%**	**174,970**	**257,842**	**47%**
(-) Income taxes[4]	(13,092)	(9,923)	-24%	(43,446)	(49,227)	13%
NET INCOME	40,243	56,593	41%	131,524	208,615	59%

See notes and definitions at end of document

37

VINCI partners

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'20	4Q'21	FY'20	FY'21
OPERATING PROFIT	52,634	56,349	178,017	246,130
(-) Net revenue from realized performance fees	(17,654)	(13,614)	(29,866)	(45,348)
(-) Net revenue from unrealized performance fees	(4,872)	10,166	(9,918)	7,715
(+) Compensation allocated in relation to performance fees[1]	7,536	1,094	13,197	14,001
FEE RELATED EARNINGS (FRE)	37,644	53,995	151,430	222,498
OPERATING PROFIT	52,634	56,349	178,017	246,130
(-) Net revenue from management fees	(76,025)	(91,594)	(271,266)	(361,070)
(-) Net revenue from advisory	(6,061)	(20,148)	(28,842)	(66,755)
(+) Bonus related to management and advisory[2]	17,294	23,367	61,631	84,969
(+) Personnel expenses	4,232	6,021	14,527	22,246
(+) Other general and administrative expenses	5,545	4,717	14,230	17,512
(+) Corporate center expenses	17,372	23,642	58,289	80,599
PERFORMANCE RELATED EARNINGS (PRE)	14,990	2,354	26,587	23,632
OPERATING PROFIT	52,634	56,349	178,017	246,130
(-) Net revenue from unrealized performance fees	(4,872)	10,166	(9,918)	7,715
(+) Compensation allocated in relation to unrealized performance fees	2,134	(3,605)	3,967	(2,733)
(+) Realized gain from GP investment income	36	11,973	66	13,851
SEGMENT DISTRIBUTABLE EARNINGS	49,932	74,883	172,132	264,964
NET INCOME	40,243	56,593	131,524	208,615
(-) Net revenue from unrealized performance fees	(4,872)	10,166	(9,918)	7,715
(+) Income tax from unrealized performance fees	562	(1,173)	1,144	(890)
(+) Compensation allocated in relation to unrealized performance fees	2,134	(3,605)	3,967	(2,733)
(-) Unrealized gain from GP investment income	(3,332)	7,558	(6,188)	13,771
(+) Income tax on unrealized gain from GP investment income	1,133	-	2,104	757
(-) Unrealized gain from financial income	(98)	(48)	(21)	827
(+) Income tax on unrealized gain from financial income	33	(3,117)	7	(3,415)
(+) Depreciation and amortization	1,093	1,127	4,642	3,917
(+) Stock compensation plan	-	1,014	-	3,670
DISTRIBUTABLE EARNINGS	36,896	68,515	127,261	232,234
TOTAL NET REVENUE FROM SERVICES RENDERED	104,612	115,190	339,892	465,458
(-) Net revenue from realized performance fees	(17,654)	(13,614)	(29,866)	(45,348)
(-) Net revenue from unrealized performance fees	(4,872)	10,166	(9,918)	7,715
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	82,086	111,742	300,108	427,825

See notes and definitions at end of document

38

VINCI partners

39 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 4Q'20 4Q'21 FY'20 FY'21 Profit (loss) before income taxes, including Dividends to partners 53,335 66,516 174,970 257,842 (+) Dividends to Partners, related to management, advisory and performance fees 12,108 - 37,630 - Profit (loss) before income taxes, not - including Dividends to partners 65,443 66,516 212,600 257,842 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (22,251) (22,615) (72,284) (87,666) Reconciliation adjustments: Expenses not deductible (162) (330) (93) (392) Tax benefits 440 445 440 825 Share based payments 0 (102) 0 (371) Effect of presumed profit of subsidiaries¹ 8,755 12,589 28,435 38,279 Other additions (exclusions), net 126 90 56 98 Income taxes expenses (13,092) (9,923) (43,446) (49,227) Current (10,644) (12,251) (42,666) (56,770) Deferred (2,448) 2,328 (780) 7,543 Effective tax rate 20% 15% 20% 19%

40 10.8 17.3 7.5 9.7 1.1 3.0 2.5 11.7 23.4 1.1 7.1 1.1 3.1 4.9 2.9 3.4 General and Administrative Expenses 4Q 2020 (R$mm) 4Q 2021 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$52.0 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Branding project Public company new costs Other R$58.8 mm +13%

41 Balance Sheet Results Assets 12/31/2020 12/31/2021 Current assets Cash and cash equivalents 83,449 102,569 Cash and bank deposits 13,096 21,679 Financial instruments at fair value through profit or loss 70,353 80,890 Financial instruments at fair value through profit or loss 8,253 1,372,926 Trade receivables 47,978 44,316 Sub - leases receivable 2,963 0 Taxes recoverable 1,153 3,199 Other assets 12,383 4,193 Total current assets 156,179 1,527,203 Non - current assets Financial instruments at fair value through profit or loss 31,596 8,593 Trade receivables 27,545 19,368 Sub - leases receivable 0 0 Taxes recoverable 134 80 Deferred taxes 4,568 4,970 Other receivables 1,540 2,011 65,383 35,022 Property and equipment 15,043 14,294 Right of use - Leases 90,478 69,329 Intangible assets 1,441 1,157 Total non - current assets 172,345 119,802 TOTAL 328,524 1,647,005 Liabilities and equity 12/31/2020 12/31/2021 Current liabilities Trade payables 1,039 831 Deferred Revenue 0 0 Leases 19,828 22,304 Accounts payable 125,795 10,677 Labor and social security obligations 40,724 106,299 Taxes and contributions payable 22,878 23,762 Total current liabilities 210,264 163,873 Non - current liabilities Accounts payable 33 0 Leases 86,371 63,240 Deferred taxes 12,620 5,016 99,024 68,256 Equity Share capital 8,730 15 Additional paid - in capital 0 1,382,038 Treasury shares 0 - 52,585 Retained Earnings 0 70,183 Other reserves 10,491 15,182 19,221 1,414,833 Non - controlling interests in the equity of subsidiaries 15 43 Total equity 19,236 1,414,876 Total liabilities and equity 328,524 1,647,005

42 Notes and Definitions ▪ Notes to page 5 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities. (2) Source Anbima. (3) The brazilian market comparison is composed by the Anbima classes equivalent to our verticals. ▪ Notes to page 8 (1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, dis tributed by the company to its original partners before the company turned public in 2021. (2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year val ues are calculated as the sum of the last four quarters. (3) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021. (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year valu es are calculated as the sum of the last four quarters. ▪ Notes to page 11 (1) The track record from VCP III is presented in R$. ▪ Notes to page 12 (1) Long - term AUM includes funds with lockups for at least five years to quasi - perpetual capital commitments. ▪ Notes to page 13 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Credit and Infrastructure. ▪ Notes to page 15 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

Notes and Definitions (cont'd.)

(3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hurdle rate also are under a high-water mark clause.

(4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees.

(5) IPCA is a broad consumer price index measured by the IBGE.

(6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration.

(7) IBOV is the Brazilian stock market's most relevant index;

(8) FTSE is London's stock market most relevant index.

(9) IFIX is an index composed by listed REITs in the brazilian stock exchange.

(10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period).

(11) IMAB is composed by government bonds indexed to IPCA(inflation rate) plus a fixed interest rate.

- **Notes to page 17**

(1) Public company new recurring costs include personnel expenses such as changes made in the company's compensation structure after the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees.

(2) Vinci Partners started a new branding project that took place throughout 2021 to increase brand awareness among investors, especially to retail investors.

- **Notes to page 18**

(1) Comparable FRE for the quarter is calculated as FRE 4Q'21 less public company new recurring costs and branding project costs for the quarter. Comparable FRE for the year is calculated as FRE FY'21 less public company new recurring costs and branding project costs for the year.

(2) Public company new recurring costs include personnel expenses such as changes made in the company's compensation structure after the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees.

(3) Vinci Partners started a new branding project that took place throughout 2021 to increase brand awareness among investors, especially to retail investors.

(4) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last four quarters.

- **Notes to page 19**

(1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last four quarters.

43

Notes and Definitions (cont'd.)

- **Notes to page 20**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

- **Notes to page 21**

(1) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last four quarters.

- **Notes to page 22**

(1) Cash and cash equivalents include certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2) Liquid funds' value are calculated as investment at fair value as of December 31, 2021, in liquid funds from Vinci Partners' public equities, hedge funds, credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 4Q'21 Financial Statements filed within the SEC on February 24, 2022.

(3) GP Fund Investments include Vinci Partners' GP investments in private market funds, calculated at fair value as of December 31, 2021. For more detail, please see slide 35 and the Financial Statements filed within the SEC on February 24, 2021.

(4) Cash and Net Investments per share were calculated considering the number of outstanding shares at the end of each quarter.

- **Notes to page 31**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

(2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM.

(3) Equilibrio Strategy incudes the IP&S Family of pension plans.

(4) CDI is an average of interbank overnight rates in Brazil(daily average for the period).

(5) Brazil stock market most relevant index.

(6) IPCA is a broad consumer price index measured by the IBGE.

(7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the brazilian stock Market.

- **Notes to page 32**

(1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of VCP II or VCP III's future investment results.

44

VINCI partners

Notes and Definitions (cont'd.)

(2) Total commitments for VCP III include R$1.3 billion in co-investments.

- **Notes to page 33**

(1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0243, as of February 23, 2022, when dividends were approved by our Board of Directors.

(2) Per Share calculations are based on end of period Participating Common Shares.

(3) Actual dividends per common share are calculated considering the share count as of the applicable record date.

- **Notes to page 35**

(1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

- **Notes to page 37**

(1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(3) Profit before income taxes includes Dividends to partners related to management, advisory and performance fees, distributed by the company to its original partners before the company turned public in 2021.

(4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

- **Notes to page 38**

(1) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(2) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

- **Notes to page 39**

(1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

45

VINCI partners

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

46

VINCI partners

Notes and Definitions (cont'd.)

- "Net revenue from Fund Management and Advisory" is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company's IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment.
- "Leasing expenses" include costs from the company's sub-leasing activities.
- "Income taxes" is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.
- "Capital Subscription / (capital return)" represents the net capital commitments and capital returns from our Private Markets' closed end and listed funds.
- "Net Inflows / (outflows)" represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and credit segments.
- "Appreciation / (depreciation)" represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds' investment's value.
- "MOIC" means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.
- "IRR" means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

47

VINCI partners

Funds/strategies' descriptions

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIF11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.

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VINCI partners

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